Exhibit 99.1

NOTICE OF
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON FEBRUARY 21, 2024

To the shareholders of Rail Vision Ltd.:

Notice is hereby given that an Extraordinary General Meeting (the “Meeting”) of the shareholders of Rail Vision Ltd. (the “Company”) will be held at the offices of the Company, at 15 Hatidhar St. Raanana, Israel at 03:00 PM. (Israel Time), on February 21, 2024.

The agenda of the Meeting will be as follows:

1.	to approve the cancelation of the nominal value of the Company’s registered and issued share capital.

2.	to approve an increase of the Company’s registered share capital from 12,500,000 ordinary shares to 100,000,000 ordinary shares; and to amend the the Company’s Amended and Restated Articles of Association (the “Articles”) accordingly.

We currently are unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Only shareholders at the close of business on February 2, 2024 (the “Record Date”) are entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof. You are cordially invited to attend the Meeting in person.

If you are unable to attend the Meeting in person, you are requested to complete, date and sign the enclosed proxy and to return it promptly in the pre-addressed envelope provided. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

By Order of the Board of Directors

/s/ Shahar Hania
Shahar Hania Chief Executive Officer
January 31, 2024

15 Hatidhar St.
Raanana, Israel 4366517

PROXY STATEMENT

FOR EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON FEBRUARY 21, 2024

This Proxy Statement is furnished to our holders of ordinary shares, par value NIS 0.01 per share, in connection with Extraordinary General Meeting of Shareholders, to be held on February 21, 2024, at 15:00 p.m. Israel time at the offices of the Company at 15 Hatidhar St. Raanana, Israel (the “Meeting”), or at any adjournments thereof.

Throughout this Proxy Statement, we use terms such as “Rail Vision” “RV,” “we”, “us”, “our” and the “Company” to refer to Rail Vision Ltd. and terms such as “you” and “your” to refer to our shareholders.

Agenda Items

The agenda of the Meeting will be as follows:

1.	to approve the cancelation of the nominal value of the Company’s ordinary shares.

2.	to approve an increase of the Company’s registered share capital from 12,500,000 ordinary shares to 100,000,000 ordinary shares; and to amend the Company’s Amended and Restated Articles of Association (the “Articles”) accordingly.

We currently are unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Board Recommendation

Our Board of Directors unanimously recommends that you vote “FOR” on all the items on the agenda.

Record Date, Share Ownership and Quorum

Only the holders of record of ordinary shares of the Company as at the close of business on February 2, 2024 (the “Record Date”) are entitled to receive notice of and attend the Meeting and any adjournment thereof. No person shall be entitled to vote at the Meeting unless such person is registered as a shareholder of the Company on the Record Date for the Meeting.

As of the close of business on January 29, 2024, 6,666,561 ordinary shares were issued and outstanding. A quorum shall be the presence of at least two (2) shareholders who hold at least twenty five percent (25%) of the voting rights (including through a proxy or voting instrument) within one half hour from the time the meeting was designated to start.

If within half an hour from the time appointed for the Meeting a quorum is not present, then without any further notice the Meeting shall be adjourned to the same day in the next week, at the same time and place. No business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the Meeting as originally called. At such adjourned meeting any shareholder (not in default as aforesaid) present in person or by proxy, shall constitute a quorum.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding ordinary shares for a beneficial owner attends the Meeting but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Brokers that hold ordinary shares in “street name” for clients (as described below) typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. It is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its ordinary shares, if the shareholder wants its ordinary shares to count for the Proposal.

Position Statement

To the extent you would like to submit a position statement with respect to any of the proposals described in this proxy statement pursuant to the Companies Law you may do so by delivery of appropriate notice to the offices of our attorneys, Shibolet & Co. (Attention: Ron Soulema, Adv) located at 4 Its’hak Sadeh St., Tel-Aviv, Israel, not later than ten days before the convening of the Meeting (i.e. February 11, 2024). The response of the Board of Directors to the position statement may be submitted not later than five days after the deadline for sending the position statement (i.e. February 16, 2024).

Cost of Soliciting Votes for the Meeting

We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the SEC concerning the sending of proxies and proxy material to the beneficial owners of our shares.

Voting

Each ordinary share issued and outstanding as of the close of business on the Record Date is entitled to one vote at the Meeting.

Ordinary shares that are properly voted, for which proxy cards are properly executed and returned within the deadline set forth below, will be voted at the Meeting in accordance with the directions given. If no specific instructions are given in such proxy cards, the proxy holder will vote in favor of the item(s) set forth in the proxy card. The proxy holder will also vote in the discretion of such proxy holder on any other matters that may properly come before the Meeting, or at any adjournment thereof. Where any holder of ordinary shares affirmatively abstains from voting on any particular resolution, the votes attaching to such ordinary shares will not be included or counted in the determination of the number of ordinary shares present and voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above).

Proxies submitted by registered shareholders and street shareholders (by returning the proxy card) must be received by us no later than 10:00 a.m., Eastern Time, on February 19, 2024, to ensure your representation at our Meeting.

The manner in which your shares may be voted depends on how your shares are held. If you own shares of record, meaning that your shares are represented by book entry in your name so that you appear as a shareholder on the records of VStock Transfer, LLC (“VStock”) (i.e., you are a registered shareholder), our stock transfer agent, this Proxy Statement, the notice of Meeting and the proxy card will be mailed to you by VStock. You may provide voting instructions by returning a proxy card. You also may attend the Meeting and vote in person. If you own ordinary shares of record and you do not vote by proxy or in person at the Meeting, your shares will not be voted.

If you own shares in street name (i.e., you are a street shareholder), meaning that your shares are held by a bank, brokerage firm, or other nominee, you are then considered the “beneficial owner” of shares held in “street name,” and as a result, this Proxy Statement, the notice of Meeting and the proxy card will be provided to you by your bank, brokerage firm, or other nominee holding the shares. You may provide voting instructions to them directly by returning a voting instruction form received from that institution. If you own ordinary shares in street name and attend the Meeting, you must obtain a “legal proxy” from the bank, brokerage firm, or other nominee that holds your shares in order to vote your shares at the Meeting and present your voting information card.

Revocability of Proxies

Registered shareholders may revoke their proxy or change voting instructions before shares are voted at the Meeting by submitting a written notice of revocation to our Chief Financial Officer at ofer@railvision.io or Rail Vision Ltd., 15 Hatidhar St. Ra’anana, Israel, or a duly executed proxy bearing a later date (which must be received by us no later than the date set forth below) or by attending the Meeting and voting in person. A beneficial owner owning ordinary shares in street name may revoke or change voting instructions by contacting the bank, brokerage firm, or other nominee holding the shares or by obtaining a legal proxy from such institution and voting in person at the Meeting.

If you are not planning to attend in person, to ensure your representation at our Meeting, revocation of proxies submitted by registered shareholders and street shareholders (by returning a proxy card) must be received by us no later than 10:00 a.m., Eastern Time, on February 19, 2024.

Availability of Proxy Materials

Copies of the proxy card and voting instruction card, the notice of Meeting and this Proxy Statement are available at the “Investor Relations” portion of our website, http://www.railvision.io. The contents of that website are not a part of this Proxy Statement.

Reporting Requirements

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. We fulfill these requirements by filing reports with the Securities and Exchange Commission (the “Commission”). Our filings are available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and Proxy Statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

Vote Required for Each Proposal

The affirmative vote of the holders of a majority of the voting power present at the Meeting in person or by proxy and voting thereon is necessary for the approval of all the Proposals on the Meeting’s agenda.

If you provide specific instructions (mark boxes) with regard to certain proposals, your shares will be voted as you instruct. If you sign and return your proxy card or voting instruction form without giving specific instructions, your shares will be voted in accordance with the recommendations of our Board of Directors. The proxy holders will vote in their discretion on any other matters that properly come before the Meeting.

PROPOSAL 1:

CANCELATION OF THE NOMINAL VALUE OF ALL THE COMPANY’S SHARES

Background

The Company’s Board of Directors deems it is advisable and in the best interest of the Company to cancel the nominal value of it registered and issued share capital and therefore approved the cancelation thereof, subject to the approval of the Company’s shareholders.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve the cancelation of the nominal value of the Company’s registered and issued share capital.”

Required Vote

Under the Companies Law and our Articles, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the proposed resolution no. 1.

Board Recommendation

Our Board of Directors recommends a vote FOR the cancelation of the nominal value of all the Company’s shares.

PROPOSAL 2:

INCREASE OF THE COMPANY’S REGISTERED SHARE CAPITAL TO 100,000,000 ORDINARY SHARES;

Background

The Board of Directors believes that increasing the Company’s registered share capital would afford the Company greater flexibility in raising additional funds, use its share capital as currency for potential transactions and to incentivize its employees. Accordingly, the Board of Directors resolved in its January 18, 2024 meeting to put to the shareholders vote a proposal to increase the Company’s authorized share capital from 12,500,000 ordinary shares to 100,000,000 ordinary shares (the “Increase of Share Capital”). If approved, the Increase of Share Capital will be reflected in an amendment to the Articles.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve the increase of the Company’s registered share capital from 12,500,000 ordinary shares to 100,000,000 ordinary shares; and to amend the Articles accordingly.”

Required Vote

The affirmative vote of the holders of a majority of the voting power present at the Meeting in person or by proxy and voting thereon is necessary for the approval of Proposal2.

Board Recommendation

Our Board of Directors recommends a vote FOR the foregoing resolution approving the increase of the Company’s registered share capital to 100,000,000 ordinary shares and amending the Articles accordingly.

OTHER BUSINESS

Other than as set forth above, as of the mailing of this Proxy Statement, management knows of no business to be transacted at the Meeting, but, if any other matters are properly presented at the Meeting, the persons named in the attached form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors

/s/ Shahar Hania
Shahar Hania Chief Executive Officer
Dated: January 31, 2024